UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended September 30, 2005
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82- _____.

QUARTERLY REPORT
Quarter Ended September 30, 2005
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and translated into U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depository Shares, to the “FASB” means the Financial Accounting Standards Board, to “SFAS” means Statements of Financial Accounting Standards, to “SAB” means Staff Accounting Bulletin and to the “EITF” means the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. With respect to other trademarks or trade names used in this Quarterly Report, some are registered trademarks in our name and some are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on September 30, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.43.94 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and where otherwise stated)

	As of March 31,		As of September 30,
	2005		2005		2005
					Convenience
					translation into
					U.S.$ (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	9,287,864	Rs.	10,562,242	U.S.$	240,379
Investment securities		310,887		—		—
Accounts receivable, net of allowances		3,587,289		4,355,687		99,128
Inventories		3,499,606		4,037,891		91,896
Deferred income taxes		236,931		277,926		6,325
Other current assets		1,430,256		1,810,518		41,204

Total current assets		18,352,833		21,044,264		478,932

Property, plant and equipment, net		7,058,308		7,081,823		161,170
Investment securities		995,431		766,964		17,455
Goodwill and intangible assets		2,588,381		2,508,446		57,088
Other assets		293,407		254,564		5,793

Total assets	Rs.	29,288,360	Rs.	31,656,061	U.S.$	720,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	2,796,330		4,108,575	U.S.$	93,504
Current portion of long-term debt		5,920		5,920		135
Trade accounts payable		1,415,648		1,875,977		42,694
Accrued expenses		2,375,087		2,490,119		56,671
Other current liabilities		988,937		613,082		13,953

Total current liabilities		7,581,922		9,093,673		206,957

Long-term debt, excluding current portion		25,145		22,185		505
Deferred income taxes		551,789		536,260		12,204
Other liabilities		176,345		184,008		4,188

Total liabilities	Rs.	8,335,201	Rs.	9,836,126	U.S.$	223,854

Stockholders’ equity:
Equity shares at Rs.5 par value; 100,000,000 shares authorized; Issued and outstanding; 76,518,949 shares and 76,538,949 shares as of March 31, 2005 and September 30, 2005 respectively	Rs.	382,595	Rs.	382,695	U.S.$	8,709
Additional paid-in capital		10,089,152		10,103,623		229,941
Equity-options outstanding		400,749		459,075		10,448
Retained earnings		10,009,305		10,809,841		246,014
Equity shares held by a controlled trust: 41,400 shares		(4,882)		(4,882)		(111)
Accumulated other comprehensive income		76,240		69,583		1,584

Total stockholders’ equity		20,953,159		21,819,935		496,585

Total liabilities and stockholders’ equity	Rs.	29,288,360	Rs.	31,656,061	U.S.$	720,438

See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
(in thousands, except share data and where otherwise stated)

	Three months ended						Six months ended
	September 30,				September 30,
	2004		2005		2004		2005		2005
									Convenience
									translation into
									U.S.$
									(Unaudited)
Revenues:
Sales, net of allowances for sales returns (includes excise duties of Rs.201,585, Rs.290,509 Rs.437,326 and Rs.590,633 for the three months ended September 30, 2004 and 2005 and six months ended September 30, 2004 and 2005 respectively)	Rs.	5,399,845	Rs.	5,773,294	Rs.	10,255,877	Rs.	11,347,113	U.S.$	258,241
License fees		7,523		29,906		259,383		43,289		985

		5,407,368		5,803,200		10,515,260		11,390,402		259,226
Cost of revenues		2,440,245		2,806,922		4,922,596		5,469,787		124,483

Gross profit		2,967,123		2,996,278		5,592,664		5,920,615		134,743
Operating expenses:
Selling, general and administrative expenses		1,729,268		1,768,314		3,374,318		3,724,322		84,759
Research and development expenses		626,648		443,506		1,152,056		958,200		21,807
Amortization expenses		87,374		76,423		175,981		172,022		3,915
Foreign exchange (gain)/loss		48,598		12,964		371,255		78,720		1,792

Total operating expenses		2,491,888		2,301,207		5,073,610		4,933,264		112,273

Operating income		475,235		695,071		519,054		987,351		22,470
Equity in loss of affiliates		(15,534)		(15,843)		(26,923)		(30,347)		(691)
Other (expense)/income, net		137,086		169,448		248,784		311,604		7,092

Income before income taxes and minority interest		596,787		848,676		740,915		1,268,608		28,871
Income taxes (expense)/benefit		(84,526)		39,528		(59,896)		(32,979)		(751)
Minority interest		4,766		1,383		9,430		1,275		29

Net income	Rs.	517,027	Rs.	889,587	Rs.	690,449	Rs.	1,236,904	U.S.$	28,150

Earnings per equity share
Basic		6.76		11.62		9.02		16.16		0.37
Diluted		6.75		11.61		9.02		16.14		0.37
Weighted average number of equity shares used in computing earnings per equity share
Basic		76,518,949		76,532,575		76,518,949		76,535,780		76,535,780
Diluted		76,565,262		76,610,961		76,542,106		76,636,568		76,636,568
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and where otherwise stated )

								Equity Shares held by			Accumulated
	Equity Shares			Additional				a Controlled Trust			Other						Total
	No. of			Paid In		Comprehensive		No. of			Comprehensive		Equity-options		Retained		Stockholders’
	shares	Amount		Capital		Income		Shares	Amount		Income		outstanding		Earnings		Equity
Balance as of March 31, 2005	76,518,949	Rs.	382,595	Rs.	10,089,152			41,400	Rs.	(4,882)	Rs.	76,240	Rs.	400,749	Rs.	10,009,305	Rs.	20,953,159
Dividend paid	—		—		—		—	—		—		—		—		(436,368)		(436,368)
Issuance of Equity shares on exercise of options	20,000		100		14,471									(14,471)				100
Comprehensive income	—		—		—		—	—		—		—				—		—
Net income	—		—		—	Rs.	1,236,904	—		—		—				1,236,904		1,236,904
Translation adjustment	—		—		—		(21,105)	—		—		(21,105)				—		(21,105)
Unrealized gain on investments, net of tax	—		—		—		14,448	—		—		14,448				—		14,448

Comprehensive income	—		—		—	Rs.	1,230,247	—		—		—				—		—

Application of SFAS 123	—		—		—			—		—		—		72,797		—		72,797

Balance as of September 30, 2005	76,538,949	Rs.	382,695	Rs.	10,103,623			41,400	Rs.	(4,882)	Rs.	69,583	Rs.	459,075	Rs.	10,809,841	Rs.	21,819,935

Convenience translation into US$ (unaudited)		US$	8,709	US$	229,941				US$	(111)	US$	1,584	US$	10,448	US$	246,014	US$	496,585

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and where otherwise stated)

	Six months ended September 30,
	2004		2005		2005
					Convenience
					translation into
					US$ (unaudited)
Cash flows from operating activities:
Net income	Rs.	690,449	Rs.	1,236,904	US$	28,150
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax expense		49,955		32,979		751
Gain on sale of available for sale securities, net		(47,716)		(14,196)		(323)
Depreciation and amortization		621,109		725,283		16,506
Deferred revenue		(235,201)		8,996		205
Loss/(profit) on sale of property, plant and equipment		(5,882)		60,859		1,385
Equity in loss of affiliates		26,923		30,347		691
Unrealized exchange loss on remeasurement		78,531		88,442		2,013
Interest receivable on investment		(42,299)		6,535		149
Employees stock based compensation		58,929		72,797		1,657
Minority interest		(9,430)		(1,275)		(29)
Changes in operating assets and liabilities:
Accounts receivable		(224,428)		(777,173)		(17,687)
Inventories		(709,448)		(553,826)		(12,604)
Other assets		110,963		(571,093)		(12,997)
Trade accounts payable		(98,367)		509,033		11,585
Accrued expenses		66,711		114,066		2,596
Other liabilities		96,948		(307,010)		(6,987)

Net cash provided by operating activities		427,747		661,668		15,058

Cash flows from investing activities:
Expenditure on property, plant and equipment, net of proceeds from sale		(846,125)		(668,235)		(15,208)
Proceeds from sale of investment securities, net of purchases		1,499,810		563,227		12,818
Expenditure on intangible assets		(528,481)		(100,737)		(2,293)

Net cash provided by/(used in) investing activities		125,204		(205,745)		(4,682)

Cash flows from financing activities:
Proceeds from borrowing from banks, net		1,066,363		1,269,419		28,890
Repayment of long-term debt		(154,516)		(2,960)		(67)
Dividends		(431,615)		(436,368)		(9,931)

Net cash provided by financing activities		480,232		830,091		18,891

Effect of exchange rate changes on cash		125,481		(11,636)		(265)

Net increase in cash and cash equivalents during the period		1,158,664		1,274,378		29,003
Cash and cash equivalents at the beginning of the period		4,376,235		9,287,864		211,376

Cash and cash equivalents at the end of the period	Rs.	5,534,899	Rs.	10,562,242	US$	240,379

Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)		64,635	Rs.	84,509	U.S.$	1,923
Income taxes		—		799		18
Supplemental schedule of non-cash investing activities:
Property, plant and equipment purchased on credit during the year		56,805		24,015		547
See accompanying notes to the unaudited condensed consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
1. Basis of preparation of financial statements
     The accompanying unaudited interim condensed consolidated balance sheets as of September 30, 2005, and consolidated statements of income and statements of cash flows for the three months and six months ended September 30, 2004 and 2005, have been prepared on substantially the same basis as the audited financial statements for the year ended March 31, 2005, and include all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth herein. The preparation of condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
     These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2005. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
     The accompanying unaudited interim consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of September 30, 2005 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs.43.94. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.
4. Stock based compensation
     Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”) uses the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended September 30,
	2004	2005
Dividend yield	0.7%	0.7%
Expected life	42-78 months	12-78 months
Risk free interest rates	4.5 - 6.8%	4.5 - 7.1%
Volatility	44.5 - 50.7%	23.4 - 50.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
4. Stock based compensation (continued)
Dividend yield assumption has not been considered for determining the fair value in respect of options given by the subsidiaries, as these companies are not listed and have not declared dividends.
     At September 30, 2005, the Company had three stock-based employee compensation plans, which are described more fully in Note 11, including two stock based employee compensation plans in Aurigene Discovery Technologies Ltd. The Company has accounted for these plans under SFAS 123, using the Black-Scholes option pricing model to determine the fair value of each option grant.
5. Acquisition of Trigenesis Therapeutics Inc.
     On April 27, 2004, the Company acquired the entire share capital of Trigenesis Therapeutics, Inc. (“Trigenesis”) for a total consideration of Rs.496,715 (U.S.$11,000).
     Trigenesis is a U.S. based research company specializing in the dermatology field. As a result of the acquisition, DRL has acquired certain technology platforms and marketing rights. The acquisition has been accounted for as a purchase of intangible assets as Trigenesis did not meet the definition of a business as described in EITF Issue No. 98-3, and accordingly the transaction did not meet the definition of a business combination.
     The total purchase consideration has been allocated to the acquired assets as of March 31, 2005 based on a valuation carried out by an independent valuer.

Core-technology rights and licenses	Rs.	132,753
Marketing rights	Rs.	86,619
In-Process technology	Rs.	277,343
     The Company has expensed the amount allocated towards in-process technology, being research and development projects having no future alternate uses as research and development expenses. The core-technology rights and licenses and marketing rights have been capitalized as intangible assets to be amortized over the period over which the intangible assets are expected to contribute directly or indirectly to future cash flows.
6. Incorporation of Perlecan Pharma Private Limited
     On September 28, 2005 the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited (“Perlecan Pharma”), with a total equity contribution of U.S.$52.5 million by the Company together with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma will be engaged in the clinical development and out-licensing of New Chemical Entity (“NCE”) assets. As part of this arrangement, the Company has transferred all right and title, including the development and commercialization rights, of 4 NCE assets to Perlecan Pharma.
     Citigroup Venture and ICICI Venture will contribute U.S.$ 22.5 million each and the Company will contribute U.S.$ 7.5 million towards Perlecan Pharma’s initial equity capital. As a result, the Company will initially own approximately 14.29% of the equity shares of Perlecan Pharma. In addition, Perlecan Pharma will issue to the Company warrants to purchase 95,000,000 equity shares of Perlecan Pharma, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 76.9% of the equity shares of Perlecan Pharma.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
7. Deferred revenue
     The Company had, pursuant to an agreement entered into with Novartis Pharma AG (“Novartis”), agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the year ended March 31, 2002, the Company received Rs.235,550 (U.S.$5,000) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with the Company’s accounting policy proportionately upon the receipt of stated milestones. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and Novartis has decided to discontinue further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs.235,550 (U.S.$5,000) as license fees during the six months ended September 30, 2004.
     The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments received towards these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes all its performance obligations.
     Upon completion of all of its performance obligations for some of the contracts, the Company recognized income of Rs.29,906 and Rs.43,289 in the income statement for the three months ended and six months ended September 30, 2005. The balance, aggregating to Rs.66,495, represents the deferred revenue relating to these arrangements which is included in other current liabilities.
8. Goodwill and intangible assets
     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.
     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value including goodwill, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.
     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but tests goodwill for impairment at least annually. The carrying value of the goodwill (including the goodwill arising on investment in affiliate of Rs.181,943) and net other intangible assets on the date of adoption was Rs.1,473,605 and Rs.1,276,397 respectively.
     Trademarks, marketing know-how, customer related intangibles and non-compete arrangements are amortized over the expected benefit period or the legal life, whichever is lower.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
8. Goodwill and intangible assets (continued)
     The following table presents the changes in goodwill during the year ended March 31, 2005 and six months ended September 30, 2005:

	Year ended		Six months ended
	March 31, 2005		September 30, 2005
Balance at the beginning of the period	Rs.	1,704,492	Rs.	1,743,442
Acquired during the period		38,950		100,746

Balance at the end of the period	Rs.	1,743,442	Rs.	1,844,188

     During the six months ended September 30, 2005, the Company released the balance of the escrow amount relating to the contingent consideration payable for its acquisition of Dr. Reddy’s Laboratories (EU) Limited (formerly BMS Laboratories Limited) and its consolidated subsidiary, Dr. Reddy’s Laboratories (U.K.) Limited (formerly Meridian Healthcare Limited), amounting to Rs.81,133, as the contingency related to certain legal and tax matters was resolved.
     In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the purchase also provide for contingent consideration not exceeding U.S.$14,000 over the next ten years based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. During the six month period ended September 30, 2005, as certain specified targets have been met, DRLI has paid/accrued Rs.19,613 (U.S.$446) which has been recorded as goodwill.
     The following table presents acquired and amortized intangible assets as of March 31, 2005 and September 30, 2005:

					As of September 30,
	As of March 31, 2005				2005
	Gross carrying		Accumulated		Gross carrying		Accumulated
	amount		amortization		amount		amortization
Trademarks	Rs.	2,570,242	Rs.	1,833,303	Rs.	2,558,461	Rs.	1,977,600
Core-technology rights		132,753		—		132,753		—
Non-compete arrangements		111,289		98,602		109,552		100,533
Marketing know-how		80,000		80,000		80,000		80,000
Marketing rights		94,852		3,659		94,394		7,776
Customer related intangibles		125,156		73,908		118,209		82,256
Others		8,027		5,965		7,582		6,585

	Rs.	3,122,319	Rs.	2,095,437	Rs.	3,100,951	Rs.	2,254,750

     The aggregate amortization expense for the three months and six months ended September 30, 2004 and 2005 was Rs.87,374, Rs.76,422, Rs.175,981 and Rs.172,022 respectively.
     Estimated amortization expense for the next five years with respect to such assets is as follows:

For the year ended March 31,
2006	Rs.	137,344
2007		267,659
2008		194,115
2009		69,430
2010		18,907
Thereafter		158,746

Total	Rs.	846,201

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
8. Goodwill and intangible assets (continued)
     The intangible assets (net of amortization) as of September 30, 2005 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and
	Formulations		Intermediates		Generics		Drug Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	406,952	Rs.	90,437	Rs.	1,844,188
Trademarks		517,159		—		63,702		—		580,861
Core-technology rights		—		—		132,753				132,753
Non-compete arrangements		—		—		9,019		—		9,019
Customer related intangibles		—		—		35,953		—		35,953
Marketing rights		—		—		86,618		—		86,618
Others		—		—		997		—		997

	Rs.	866,933	Rs.	997,025	Rs.	735,994	Rs.	90,437	Rs.	2,690,389

     The intangible assets (net of amortization) as of March 31, 2005 have been allocated to the following segments:

			Active
			Pharmaceutical
			Ingredients and				Drug
	Formulations		Intermediates		Generics		Discovery		Total
Goodwill	Rs.	349,774	Rs.	997,025	Rs.	306,206	Rs.	90,437	Rs.	1,743,442
Trademarks		647,369		—		89,570		—		736,939
Core-technology rights		—		—		132,753		—		132,753
Non-compete arrangements		—		—		12,687		—		12,687
Customer related intangibles		—		—		51,248		—		51,248
Marketing rights		—		—		91,193		—		91,193
Others		—		—		2,062		—		2,062

	Rs.	997,143	Rs.	997,025	Rs.	685,719	Rs.	90,437	Rs.	2,770,324

9. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,		As of September 30,
	2005		2005
Land	Rs.	519,902	Rs.	525,711
Buildings		2,064,956		2,189,767
Plant and machinery		6,947,490		6,931,206
Furniture, fixtures and equipment		734,721		700,084
Vehicles		238,556		278,785
Computer equipment		429,266		419,130
Capital work-in-progress		567,974		496,934

		11,502,865		11,541,617
Accumulated depreciation		(4,444,557)		(4,459,794)

	Rs.	7,058,308	Rs.	7,081,823

     Depreciation expense for the three months and six months ended September 30, 2004 and 2005 was Rs.237,957, Rs.279,168, Rs.445,128, and Rs.553,261 respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
9. Property, plant and equipment, net (continued)
     On October 29, 2005 the Company entered into an agreement to sell one of its formulations manufacturing facilities located in Goa, India to a subsidiary of a U.S. based pharmaceutical company. The sale is subject to the fulfillment of certain closing conditions. The financial effect of this transaction will be accounted for in the quarter ending December 31, 2005. The carrying value of the assets pertaining to this facility is Rs. 307 million.
10. Inventories
     Inventories consist of the following:

	As of March 31,		As of September 30,
	2005		2005
Raw materials	Rs.	1,008,729	Rs.	1,257,335
Stores and spares		316,915		315,214
Work-in-process		1,068,115		1,219,561
Finished goods		1,105,847		1,245,781

	Rs.	3,499,606	Rs.	4,037,891

     During the six months ended September 30, 2004 and 2005, the Company recorded an inventory write-down of Rs.41,493 and Rs. 67,907 respectively, resulting from a decline in the market value of certain finished goods and a write down of certain raw materials, which amounts are included in cost of goods sold.
11. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
     The Company instituted the DRL 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees and directors of the Company and its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) shall administer the DRL 2002 Plan and grant stock options to eligible employees and directors of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
     The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
     Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
     Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
     The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
11. Employee stock incentive plans (continued)
     Stock option activity under the DRL 2002 Plan is as follows:

	Three months ended September 30, 2004
						Weighted-
				Weighted-		average remaining
	Shares arising	Range of exercise		average exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	1,305,608	Rs.	883-1396	Rs.	943.14	71
Granted during the period	82,000		5-765		23.54	83
Forfeited during the period	(67,855)		883-1,063.02		906.48	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,319,753		5-1396		887.89	69

Exercisable at the end of the period	493,090	Rs.	883-1,063.02	Rs.	966.56	46

	Six months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of exercise		average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	911,038	Rs.	883-1,396	Rs.	968.95	66
Granted during the period	493,600		5-885		741.89	86
Forfeited during the period	(84,885)		883-1063.02		908.89	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	1,319,753		5-1396		887.89	69

Exercisable at the end of the period	493,090	Rs.	883-1,063.02	Rs.	966.56	46

     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2004 was Rs.707.40 and Rs.441.59 respectively. During the period 80,000 options were granted at an exercise price of Rs.5. The weighted average grant date fair values for 80,000 options granted at Rs.5 was Rs.716.63.
Category A — Fair Market Value Options

	Three months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	209,750		725-1,149		902.30	58
Granted during the period	—		—		—	—
Expired / forfeited during the period	7,500		725		725	—
Surrendered by employees during the period	—		—		—	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	202,250		725-1,149		908.88	54

Exercisable at the end of the period	117,382	Rs.	883-1,149	Rs.	948.38	34

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
11. Employee stock incentive plans (continued)
Category B — Par Value Options

	Three months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	560,566	Rs.	5	Rs.	5	85
Granted during the period	8,300		5		5	90
Forfeited during the period	(104,238)		5		5	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	464,628	Rs.	5	Rs.	5	83

Exercisable at the end of the period	—		—		—	—

Category A — Fair Market Value Options

	Six months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	298,950	Rs.	747-1149	Rs.	977.31	50
Granted during the period	32,500		725		725	90
Expired / forfeited during the period	(39,200)		725-1,147		990	—
Surrendered by employees during the period	(90,000)		977.30-1,063.02		1,034	—
Exercised during the period	—		—		—	—

Outstanding at the end of the period	202,250		725-1,149		908.88	54

Exercisable at the end of the period	117,382	Rs.	883-1,149	Rs.	948.38	34

Category B — Par Value Options

	Six months ended September 30, 2005
						Weighted-
						average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	379,549	Rs.	5	Rs.	5	84
Granted during the period	216,860		5		5	90
Forfeited during the period	(111,781)		5		5	—
Exercised during the period	(20,000)		5		5	—

Outstanding at the end of the period	464,628	Rs.	5	Rs.	5	83

Exercisable at the end of the period	—		—		—	—

     The weighted average grant date fair value for options granted under the DRL 2002 Plan at par value during the three months and six months ended September 30, 2005 were Rs.776.50 and Rs.705.88. The weighted average grant date fair value for options granted under the DRL 2002 Plan at fair market value during the six months ended September 30, 2005 was Rs.293.42.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
11. Employee stock incentive plans (continued)
     Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (“Aurigene ESOP Plan”):
     In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by Aurigene’s Compensation Committee. The options vest at the end of three years from the date of grant of the option.
     Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	407,368	Rs.	10	Rs.	10	67
Granted during the period	—				—	—
Forfeited during the period	180,062		10		10	—

Outstanding at the end of the period	227,306	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—

	Six months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	169,188	Rs.	10	Rs.	10	65
Granted during the period	342,381		10		10	70
Forfeited during the period	284,263		10		10	—

Outstanding at the end of the period	227,306	Rs.	10	Rs.	10	65

Exercisable at the end of the period	—		—		—	—
     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2004 was Rs.4.29.

	Three months ended September 30, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	150,199	Rs.	10	Rs.	10	56
Granted during the period	—				—	—
Forfeited during the period	39,697		10		10	—

Outstanding at the end of the period	110,502	Rs.	10	Rs.	10	53

Exercisable at the end of the period	—		—		—	—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
11. Employee stock incentive plans (continued)

	Six months ended September 30, 2005
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	197,178	Rs.	10	Rs.	10	59
Granted during the period	—		—		—	—
Forfeited during the period	86,676		10		10	—

Outstanding at the end of the period	110,502	Rs.	10	Rs.	10	53

Exercisable at the end of the period	—		—		—	—
No options were granted during the three months and six months ended September 30, 2005 under the Aurigene ESOP Plan.
     Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (“Management Plan”):
     In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene’s compensation committee. The options vest on the date of grant of the options.
     Stock option activity under the Management Plan was as follows:

	Three months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average exercise		contractual life
	out of options	exercise prices		price		(months)
Outstanding at the beginning of the period	1,233,333	Rs.	10	Rs.	10	78
Granted during the period	—		—		—	—
Forfeited during the period	233,333		10		10	—

Outstanding at the end of the period	1,000,000		10		10	75

Exercisable at the end of the period	1,000,000	Rs.	10	Rs.	10	75

	Six months ended September 30, 2004
						Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	616,666	Rs.	10	Rs.	10	77
Granted during the period	616,667		10		10	67
Forfeited during the period	233,333		10		10	—

Outstanding at the end of the period	1,000,000		10		10	75

Exercisable at the end of the period	1,000,000	Rs.	10	Rs.	10	75

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
11. Employee stock incentive plans (continued)
     The weighted average grant date fair values for options granted during the three months and six months ended September 30, 2004 was Rs.3.76.
     As of June 30, 2005, there were no outstanding stock options under the Management Plan.

Six months ended September 30, 2005
Weighted- average
				Weighted-		remaining
	Shares arising	Range of		average		contractual life
	out of options	exercise prices		exercise price		(months)
Outstanding at the beginning of the period	100,000	Rs.	10	Rs.	10	65
Granted during the period	—		—		—	—
Forfeited during the period	100,000		10		10	—

Outstanding at the end of the period	—		—		—	—

Exercisable at the end of the period	—		—		—	—
     No options were granted during the three months and six months ended September 30, 2005 under the Aurigene Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
12. Employer Benefit Plans
     Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.
     The components of net periodic benefit cost for the three months and six months ended September 30, 2004 and 2005 is as follows:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Service cost	Rs.	5,095	Rs.	6,731	Rs.	10,190	Rs.	13,463
Interest cost		2,554		3,814		5,108		7,628
Expected return on plan assets		(2,617)		(2,303)		(5,234)		(4,605)
Amortization of transition Obligation / (Assets)		193		156		386		312
Recognized net actuarial (Gain) / Loss		72		1,804		144		3,608

Net amount recognized	Rs.	5,297	Rs.	10,202	Rs.	10,594	Rs.	20,404

13. Commitments and Contingencies
     Capital Commitments: As of March 31, 2005 and September 30, 2005, the Company had committed to spend approximately Rs.192,161 and Rs.264,032 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
     Guarantees: The Company adopted the provisions of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others. The Interpretation requires that the Company recognize the fair value of guarantee and indemnification arrangements issued or modified by the Company after December 31, 2002, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
13. Commitments and Contingencies (continued)
     Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company, however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently the Company appealed to the Supreme court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
     However, in March 2005, the Company received a notice from the Government of India demanding the recovery of the price charged in excess of the ceiling price fixed by the Government of India including interest thereon. During the six months ended September 30, 2005 the Company received a new notice from the Government of India demanding a total amount of Rs.284,984 towards the overcharged amount and interest thereon. As of September 30, 2005, the Company has reserved an amount of Rs.185,354 representing the excess of the selling price over the maximum selling price fixed by the Government of India. The Company filed a fresh writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005. The Company is disputing the Government of India’s claim for interest on the principal amount. The Company’s management believes that the reserve is adequate.
     During the year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company.
     During the year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the six months ended September 30, 2005, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. Pending resolution of these appeals, the Company believes that the possibility of any liability that may arise on account of these notices from the Authorities is remote.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
13. Commitments and Contingencies (continued)
     The Indian Council for Environmental Legal Action filed a writ in 1989 under article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
     In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.3 per acre for dry land and Rs.1.7 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
     Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.
14. Segment reporting and related information
a) Segment information
     The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations — Revenues by therapeutic product category;

•	Active pharmaceutical ingredients and intermediates — Gross profit, revenues by geography and revenues by key products;

•	Generics — Gross profit, and revenues by key products;

•	Critical care and biotechnology — Gross Profit; and

•	Drug discovery — Revenues and expenses.
     The CODM of the Company does not review the total assets for each reportable segment. The property, plant and equipment used in the Company’s business, depreciation and amortization expenses are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
     Formulations
     Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)

	Three months				Six months
	ended September 30,				ended September 30,
	2004		2005		2004		2005
Gastrointestinal	Rs.	456,361	Rs.	591,022	Rs.	944,403	Rs.	1,177,949
Pain control		441,313		470,469		848,449		979,998
Cardiovascular		396,707		428,373		806,347		916,612
Anti-infectives		341,337		313,951		553,082		613,461
Dermatology		124,954		123,271		210,485		234,631
Others		419,996		680,632		800,267		1,406,555

Revenues from external customers		2,180,668		2,607,718		4,163,033	Rs.	5,329,206
Intersegment revenues[1]		2,857		6,762		7,521		15,975
Adjustments[2]		130,959		(38,472)		126,296		(190,745)

Total revenues	Rs.	2,314,484		2,576,008	Rs.	4,296,850		5,154,436

Cost of revenues	Rs.	671,606	Rs.	805,878	Rs.	1,279,484	Rs.	1,572,933
Intersegment cost of revenues[3]		97,926		82,667		147,451		155,108
Adjustments[2]		(37,566)		(55,356)		(40,094)		(139,163)

	Rs.	731,966	Rs.	833,189	Rs.	1,386,841	Rs.	1,588,878

Gross profit	Rs.	1,413,993		1,725,935	Rs.	2,743,619	Rs.	3,617,140
Adjustments[2]		168,525		16,884		166,390		(51,582)

	Rs.	1,582,518	Rs.	1,742,819	Rs.	2,910,009	Rs.	3,565,558

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.
     Active pharmaceutical ingredients and intermediates
     Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)
     An analysis of gross profit for the active pharmaceutical ingredients and intermediates (“API”) Segment is given below:

	Three months				Six months
	ended September 30,				ended September 30,
	2004		2005		2004		2005
Revenues from external customers	Rs.	1,553,790	Rs.	1,915,177	Rs.	3,234,127	Rs.	3,771,765
Intersegment revenues[1]		257,777		236,603		393,960		461,571
Adjustments[2]		9,616		(22,099)		133,665		(193,918)

Total revenues	Rs.	1,821,183	Rs.	2,129,681	Rs.	3,761,752	Rs.	4,039,418

Cost of revenues	Rs.	1,100,908	Rs.	1,307,982	Rs.	2,361,031	Rs.	2,682,227
Intersegment cost of revenues[3]		2,857		6,762		7,521		15,975
Adjustments[2]		119,522		134,110		255,901		98,482

	Rs.	1,223,287	Rs.	1,448,854	Rs.	2,624,453	Rs.	2,796,684

Gross profit	Rs.	707,802	Rs.	837,036	Rs.	1,259,535	Rs.	1,535,134
Adjustments[2]		(109,906)		(156,209)		(122,236)		(292,400)

	Rs.	597,896	Rs.	680,827	Rs.	1,137,299	Rs.	1,242,734

(1)	Intersegment revenues is comprised of transfers to the formulations, generics and custom pharmaceutical synthesis and are accounted for at cost to the transferring segment.

(2)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from formulations to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.
               An analysis of revenue by geography is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
North America	Rs.	522,836	Rs.	489,909	Rs.	1,043,207	Rs.	825,500
India		559,964		563,665		1,179,614		1,189,202
Europe		217,240		337,631		570,514		699,888
Others		528,361		723,829		957,842		1,365,170

		1,828,401	Rs.	2,115,034		3,751,177	Rs.	4,079,760
Adjustments[1]		(7,218)		14,647		10,575		(40,342)

	Rs.	1,821,183	Rs.	2,129,681	Rs.	3,761,752	Rs.	4,039,418

(1)	The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)
     An analysis of revenues by key products for the three months ended and six months ended September 30, 2004 and 2005 is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Ciprofloxacin hydrochloride	Rs.	150,406	Rs.	117,081	Rs.	380,495	Rs.	369,963
Terbinafine hydrochloride		29,746		201,580		66,030		352,926
Ramipril		139,504		156,647		414,554		316,678
Ibuprofen		112,809		121,440		236,266		240,371
Atorvastatin		84,738		93,980		163,893		233,322
Naproxen		83,186		81,029		125,534		157,626
Sertraline hydrochloride		29,870		203,787		52,358		240,024
Ranitidine hydrochloride form 1		148,957		48,001		258,439		127,190
Ranitidine hydrochloride form 2		66,100		88,446		139,496		157,899
Montelukast		15,054		60,378		18,405		94,295
Losartan potassium		49,398		51,525		113,054		85,554
Naproxen sodium		108,135		92,118		248,701		115,030
Doxazosin mesylate		45,585		39,821		78,833		70,359
Clopidogrel		16,624		21,288		39,981		61,646
Sparfloxacin		32,774		39,922		63,153		69,384
Others		708,297		712,638		1,362,560		1,347,151

	Rs.	1,821,183	Rs.	2,129,681	Rs.	3,761,752	Rs.	4,039,418

Generics
     Generics are generic finished dosages with therapeutic equivalence to branded formulations. An analysis of gross profit for the generics segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Revenues	Rs.	1,043,417	Rs.	772,855	Rs.	1,855,706	Rs.	1,651,056
Less:
Cost of revenues		275,972		335,307		557,742		665,243
Intersegment cost of revenues[1]		141,748		122,080		217,901		240,969

		417,720		457,387		775,643		906,212

Gross profit	Rs.	625,697	Rs.	315,468	Rs.	1,080,063	Rs.	744,844

(1)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost to the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)
     An analysis of revenues by key products for the three months ended and six months ended September 30, 2004 and 2005 is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Omeprazole	Rs.	103,254	Rs.	222,432	Rs.	198,012	Rs.	484,460
Amlodipine maleate		52,356		79,115		88,545		238,160
Fluoxetine		361,159		69,427		546,391		169,056
Ibuprofen		54,455		62,534		111,909		115,196
Ranitidine		83,802		41,825		172,261		100,611
Terbinafine		—		62,088		—		69,307
Others		388,391		235,434		738,588		474,266

	Rs.	1,043,417	Rs.	772,855	Rs.	1,855,706	Rs.	1,651,056

     Critical care and biotechnology
     Oncology pharmaceuticals and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the critical care and biotechnology segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Revenues	Rs.	130,196	Rs.	203,067	Rs.	257,554	Rs.	356,465
Cost of revenues		36,380		39,101		99,624		113,198

Gross profit	Rs.	93,816	Rs.	163,966	Rs.	157,930	Rs.	243,267

     Drug discovery
     The Company is involved in drug discovery through research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
Revenues		—		—	Rs.	235,550	—

Research and development expenses	Rs.	216,423	Rs.	181,765	Rs.	502,889	364,549

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)
a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	September 30, 2004				September 30, 2005
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	2,314,484	Rs.	1,582,518	Rs.	2,576,008	Rs.	1,742,819
Active pharmaceutical ingredients and intermediates		1,821,183		597,896		2,129,681		680,827
Generics		1,043,417		625,697		772,855		315,468
Critical care and biotechnology		130,196		93,816		203,067		163,966
Drug discovery		—		—		—		—
Others		98,088		67,196		121,589		93,198

	Rs.	5,407,368	Rs.	2,967,123	Rs.	5,803,200	Rs.	2,996,278

	Six months ended				Six months ended
	September 30, 2004				September 30, 2005
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	4,296,850	Rs.	2,910,009	Rs.	5,154,436	Rs.	3,565,558
Active pharmaceutical ingredients and intermediates		3,761,752		1,137,299		4,039,418		1,242,734
Generics		1,855,706		1,080,063		1,651,056		744,844
Critical care and biotechnology		257,554		157,930		356,465		243,267
Drug discovery		235,550		235,550		—		—
Others		107,848		71,813		189,027		124,212

	Rs.	10,515,260	Rs.	5,592,664	Rs.	11,390,402	Rs.	5,920,615

b) Analysis of revenue by geography
     The Company’s business is organized into five key geographic segments. Revenues are attributed to individual geographic segments based on the location of the customer.

	Three months ended				Six months ended
	September 30,				September 30,
	2004		2005		2004		2005
India	Rs.	1,990,843	Rs.	2,215,537	Rs.	3,893,446	Rs.	4,300,340
North America		1,299,200		878,815		2,350,748		1,539,922
Europe		584,288		873,221		1,491,032		1,906,108
Russia and other countries of the former Soviet Union		759,069		890,668		1,281,168		1,894,651
Others		773,968		944,959		1,498,866		1,749,381

	Rs.	5,407,368	Rs.	5,803,200	Rs.	10,515,260	Rs.	11,390,402

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(in thousands, except share data and where otherwise stated)
14. Segment reporting and related information (continued)
c) Analysis of property, plant and equipment by geography
     Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of September 30,
	2005		2005
India	Rs.	6,723,966	Rs.	6,780,669
North America		157,549		145,663
Russia and other countries of the former Soviet Union		34,681		32,619
Europe		122,449		107,449
Others		19,663		15,423

	Rs.	7,058,308	Rs.	7,081,823

d) Major customers
     Pursuant to the terms of agreements with Par Pharmaceuticals, Inc. (“PAR”), the Company supplies certain active pharmaceutical ingredients for manufacturing into finished dosages by PAR and also generic formulations to PAR for further sale to customers in the United States. Under these agreements, the Company sells its products to PAR at an agreed price. Subsequently, PAR remits additional amounts upon further sales made by it to the end customer. Receivables from PAR under these agreements as of March 31, 2005 and September 30, 2005 were Rs.210,463 and Rs.208,199 respectively, representing 5.9% and 4.8% respectively of the Company’s total receivables. During the three months and six months ended September 30, 2004 and 2005, revenues under these agreements aggregated Rs.608,711, Rs.147,681, Rs.1,069,938 and Rs.317,829 respectively, which represents 11.3%, 2.6%, 10.2% and 2.8% respectively, of the total revenues of the Company.

OPERATING AND FINANCIAL REVIEW
Quarter ended September 30, 2005 compared to Quarter ended September 30, 2004
     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes.
     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
Revenues
     Total revenues increased by 7.3% to Rs.5,803.2 million in the quarter ended September 30, 2005, as compared to Rs.5,407.4 million in the quarter ended September 30, 2004, primarily due to an increase in revenues in all of our business segments, excluding our North America generics business. In the quarter ended September 30, 2005, we received 15.1% of our revenues from the North America (United States and Canada), 38.2% from India, 15.4% from Russia and other former Soviet Union countries, 15.0% from Europe and 16.3% from other countries.
     Revenues from sales in North America decreased by 32.4% to Rs.878.8 million in the quarter ended September 30, 2005, as compared to Rs.1,299.2 million in the quarter ended September 30, 2004. This was due to a decrease in revenues in our generics segment as well as our active pharmaceutical ingredients and intermediates segment, which decrease was partially offset by an increase in sales in our custom pharmaceutical services segment (which are reported under our “Other” segment). Revenues from sales in Russia and other former Soviet Union countries increased by 17.3% to Rs.890.7 million in the quarter ended September 30, 2005, as compared to Rs.759.1 million in the quarter ended September 30, 2004. This increase was primarily due to an increase in sales of our major brands of formulations such as Nise, Ketorol and Omez. Revenues from sales in Europe increased by 49.5% to Rs.873.2 million in the quarter ended September 30, 2005, as compared to Rs.584.3 million in the quarter ended September 30, 2004. This increase was primarily due to an increase in sales of omeprazole and amlodipine maleate in our generics segment as well as an increase in sales of terbinafine in our active pharmaceutical ingredients and intermediates segment. Revenues from sales in India increased by 11.3% to Rs.2,215.5 million in the quarter ended September 30, 2005, as compared to Rs.1,990.8 million in the quarter ended September 30, 2004. This increase was primarily due to an increase of revenues in our formulations segment and a marginal increase in revenues from our active pharmaceutical ingredients and intermediates segment.
     Formulations. In the quarter ended September 30, 2005, we received 44.4% of our total revenues from our formulations segment, as compared to 42.8% in the quarter ended September 30, 2004. Revenues in this segment increased by 11.3% to Rs.2,576.0 million in the quarter ended September 30, 2005, as compared to Rs.2,314.5 million in the quarter ended September 30, 2004.
     Revenues from sales in India constituted 58.5% of our total formulations sales in the quarter ended September 30, 2005, as compared to 58.1% in the quarter ended September 30, 2004. Revenues from sales of formulations in India increased by 12.1% to Rs.1,507.5 million in the quarter ended September 30, 2005, as compared to Rs.1,344.9 million in the quarter ended September 30, 2004. The primary reasons for this increase are our focused marketing strategy, in which we reorganized our sales force into divisions with specialty focuses, and enhanced customer relationship management. The increase in sales was on account of an increase in sales of Nise suspension, our brand of nimesulide suspension, Reclimet, our brand of gliclazide and metformin, Stamlo Beta, our brand of amlodipine and atenolol. New products launched in India in the quarter ended September 30, 2005 contributed Rs.12.0 million towards revenues.

     Revenues from sales of formulations outside India increased by 10.2% to Rs.1,068.5 million in the quarter ended September 30, 2005, as compared to Rs.969.6 million in the quarter ended September 30, 2004. Revenues from sales of formulations in Russia increased by 9.7% to Rs.643.7 million in the quarter ended September 30, 2005, as compared to Rs.586.9 million in the quarter ended September 30, 2004. This increase was on account of an increase of sales in our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, and Omez, our brand of omeprazole. Revenues from other former Soviet Union countries increased by 39.3% to Rs.202.6 million for the quarter ended September 30, 2005 as compared to Rs.145.5 million for the quarter ended September 30, 2004, primarily driven by an increase in revenues in Ukraine and Kazakhstan, which was partially offset by a decrease in revenues from Belarus.
     Active Pharmaceutical Ingredients and Intermediates. In the quarter ended September 30, 2005, we received 36.7% of our total revenues from this segment, as compared to 33.7% in the quarter ended September 30, 2004. Revenues in this segment increased by 16.9% to Rs.2,129.7 million in the quarter ended September 30, 2005, as compared to Rs.1,821.2 million in the quarter ended September 30, 2004.
     During the quarter ended September 30, 2005, revenues from sales in India accounted for 27.2% of our revenues from this segment, as compared to 30.4% in the quarter ended September 30, 2004. Sales in India increased marginally by 4.6% to Rs.578.3 million in the quarter ended September 30, 2005, as compared to Rs.552.7 million in the quarter ended September 30, 2004. This increase was primarily due to an increase in sales of certain key products such as esomeprazole magnesium, pantoprazole sodium and levofloxacin, which was partially offset by a decrease in sales of ciprofloxacin hydrochloride.
     Revenues from sales outside India increased by 22.3% to Rs.1,551.4 million in the quarter ended September 30, 2005, as compared to Rs.1,268.4 million in the quarter ended September 30, 2004. Revenues from sales in other markets increased by 37.0% to Rs.723.8 million in the quarter ended September 30, 2005, as compared to Rs.528.4 million in the quarter ended September 30, 2004 primarily due to an increase in revenues from sales in certain key markets. Revenues from sales in Europe increased by 55.4% to Rs.337.6 million in the quarter ended September 30, 2005, as compared to Rs.217.2 million in the quarter ended September 30, 2004. The increase in revenues was mainly on account of higher revenues from sales of terbinafine and olanzapine, which were partially offset by a decrease in revenues from sales of dextromethorphan. Revenues from sales in the United States and Canada decreased marginally by 6.3% to Rs.489.9 million in the quarter ended September 30, 2005, as compared to Rs.522.8 million in the quarter ended September 30, 2004. The decrease was mainly on account of a decrease in revenues from ranitidine hydrochloride form 1 and nizatidine, which was partially offset by an increase in revenues from sales of sertraline hydrochloride.
     Generics. In the quarter ended September 30, 2005, we received 13.3% of our total revenues from this segment, as compared to 19.3% in the quarter ended September 30, 2004. Revenues decreased by 25.9% to Rs.772.9 million in the quarter ended September 30, 2005, as compared to Rs.1,043.4 million in the quarter ended September 30, 2004. Revenues from sales in Europe increased by 46.0% to Rs.473.4 million in the quarter ended September 30, 2005, as compared to Rs.324.3 million in the quarter ended September 30, 2004 primarily due to higher price realization and volume growth in omeprazole and amlodipine maleate in the United Kingdom market. Revenues from sales in the North America (United States and Canada) decreased by 58.1% to Rs.299.4 million in the quarter ended September 30, 2005, as compared to Rs.715.4 million in the quarter ended September 30, 2004. The decrease was primarily due to a decrease in revenues from fluoxetine capsules by Rs.284.0 million and tizanidine tablets by Rs.59.3 million due to continued higher competition. This decline was partially offset by revenues from citalopram, which we launched after the quarter ended September 30, 2004.
     Critical Care and Biotechnology. We received 3.5% of our total revenues from this segment in the quarter ended September 30, 2005 as compared to 2.4% in the quarter ended September 30, 2004. Revenues in this segment increased by 56.0% to Rs.203.1 million in the quarter ended September 30, 2005, as compared to Rs.130.2 million in the quarter ended September 30, 2004.
     Revenues in this segment increased primarily due to an increase in revenues from our critical care division by Rs.57.3 million and an increase in revenues from our biotechnology division by Rs.15.6 million. The increase in revenues from our critical care division was on account of higher revenues from sales outside India, which increased by Rs.21.6 million, and from sales in India, which increased by Rs.16.7 million. The increase in revenues in our biotechnology division was driven by sales volume growth of Grastim, our brand of filgrastim.

     Others: In the quarter ended September 30, 2005, the revenues from our custom pharmaceutical services segment increased to Rs.121.6 million compared to Rs.98.1 million for the quarter ended September 30, 2004. This increase was primarily on account of an increase in our product portfolio.
Cost of revenues
     Total cost of revenues increased by Rs.366.7 million to Rs.2,806.9 million for the quarter ended September 30, 2005, as compared to Rs.2,440.2 million for the quarter ended September 30, 2004. Cost of revenues as a percentage of total revenues was 48.4% for the quarter ended September 30, 2005, as compared to 45.1% for the quarter ended September 30, 2004.
     Formulations. Cost of revenues in this segment was 32.3% of formulations revenues for the quarter ended September 30, 2005, as compared to 31.6% of formulations revenues for the quarter ended September 30, 2004. Cost of revenues increased by 13.8% to Rs.833.2 million in the quarter ended September 30, 2005, as compared to Rs.732.0 million in the quarter ended September 30, 2004. The marginal increase in cost of revenues as a percentage of revenues was primarily due to higher manpower cost and conversion charges.
     Active Pharmaceutical Ingredients and Intermediates. Cost of revenues in this segment increased to 68.0% of this segment’s revenues in the quarter ended September 30, 2005, as compared to 67.2% of the segment’s revenues in the quarter ended September 30, 2004. Cost of revenues increased by 18.4% to Rs.1,448.9 million in the quarter ended September 30, 2005, as compared to Rs.1,223.3 million in the quarter ended September 30, 2004. The increase in cost of revenues as a percentage of sales was primarily on account of a change in product mix (i.e., the proportion of sales of lower margin products) compared to the quarter ended September 30, 2004.
     Generics. Cost of revenues was 59.2% of this segment’s revenues in the quarter ended September 30, 2005, as compared to 40.0% in the quarter ended September 30, 2004. Cost of revenues increased by 9.5% to Rs.457.4 million in the quarter ended September 30, 2005, as compared to Rs.417.7 million in the quarter ended September 30, 2004. As a percentage of revenue, cost of revenue increased in this segment on account of a decrease in price realization of fluoxetine and tizanidine due to increased competition. The decrease in revenues from sales in North America was partially offset by higher price realization of omeprazole and amlodipine in Europe.
     Critical Care and Biotechnology. Cost of revenues in this segment decreased to 19.3% of this segment’s revenues in the quarter ended September 30, 2005, as compared to 27.9% in the quarter ended September 30, 2004. The decrease in cost of revenues as a percentage of revenues was on account of lower excise duty compared to the quarter ended September 30, 2004. This decrease in excise duty was on account of a higher proportion of sales from products exempt from excise duty during the quarter ended September 30, 2005.
Gross profit
     As a result of the trends described in “Revenues” and “Cost of revenues” above, our gross profit increased by 1.0% to Rs.2,996.3 million for the quarter ended September 30, 2005 as compared to Rs.2,967.1 million for the quarter ended September 30, 2004. Gross margin was 51.6% in the quarter ended September 30, 2005, as compared to 54.9% in the quarter ended September 30, 2004.
     Gross margin for our formulations segment was at 67.7% in the quarter ended September 30, 2005, as compared to 68.4% in the quarter ended September 30, 2004. The gross margin for our active pharmaceutical ingredients segment decreased to 32.0% in the quarter ended September 30, 2005, as compared to 32.8% in the quarter ended September 30, 2004. The gross margin for our generics segment decreased to 40.8% in the quarter ended September 30, 2005, as compared to 60.0% in the quarter ended September 30, 2004. The gross margin for our critical care and biotechnology segment increased to 80.7% in the quarter ended September 30, 2005, as compared to 72.1% in the quarter ended September 30, 2004.
Selling, general and administrative expenses
     Selling, general and administrative expenditures as a percentage of total revenues were 30.5% for the quarter ended September 30, 2005 as compared to 32.0% for the quarter ended September 30, 2004. Selling, general and administrative expenses increased by 2.3% to Rs.1,768.3 million in the quarter ended September 30, 2005, as compared to Rs.1,729.3 million in the quarter ended September 30, 2004. This increase was largely due to an increase in marketing expenses offset by a decrease in general expense and employee costs. Marketing expenses increased by 19.1% to Rs.713.6 million for the quarter ended September 30, 2005 from Rs.598.9 million for the quarter ended September 30, 2004. This increase in marketing expenses is primarily due to an increase in selling expenses in our formulations segment, as well as higher marketing activity and shipping costs in our generics and formulations segments on account of higher sales. General expenses decreased by 10.9% to Rs 438.9 million for the quarter ended September 30, 2005 from Rs 492.7 million for the quarter ended September 30, 2004 due to lower consultancy expenses in India and regulatory expenses in Europe.
Research and development expenses
     Research and development costs decreased by 29.2% to Rs.443.5 million for quarter ended September 30, 2005, as compared to Rs. 626.6 million for quarter ended September 30, 2004. As a percentage of revenues, research and development expenditure accounted for 7.6% of total revenue in the quarter ended September 30, 2005 as compared to 11.6% in the quarter ended September 30, 2004. Under the terms of the research and development partnership agreement with I-VEN Pharma Capital Limited (“I-VEN”), we received U.S.$22.5 million in March 2005, of which U.S.$3.5 million was recorded as a reduction in the research and development expense line item in the quarter ended September 30, 2005. Excluding the impact of this reduction, expenses have decreased by Rs.27.8 million. This decrease was primarily on account of lower expenses incurred towards product development and biostudies in generics, as well as clinical trials in our discovery segment, partially offset by an increase in expenses in our other businesses.
Amortization expenses
     Amortization expenses decreased by 12.5% to Rs.76.4 million in the quarter ended September 30, 2005, as compared to Rs.87.4 million in the quarter ended September 30, 2004. The decrease was on account of a decrease in expenses in our formulations and generics businesses on account of certain brands being fully amortized.
Foreign exchange gain/loss
     Foreign exchange loss was Rs.13.0 million for the quarter ended September 30, 2005 as compared to a loss of Rs.48.6 million for the quarter ended September 30, 2004. This was on account of higher translation gain on payments to us from debtors as well as realized gain on derivative contracts for the quarter ended September 30, 2005 as compared to a translation loss on payments to us from debtors and realized loss on derivative contracts in the quarter ended September 30, 2004. The USD/INR spot exchange rate increased by 50.5 paise during the quarter ended September 30, 2005 as compared to a decrease of 5 paise during the quarter ended September 30, 2004.
Operating income
     As a result of the foregoing, our operating income increased to Rs.695.1 million in the quarter ended September 30, 2005, as compared to Rs.475.2 million in the quarter ended September 30, 2004.
Other income, net
     For the quarter ended September 30, 2005 our other income, net of other expenses, was Rs.169.4 million, as compared to Rs.137.1 million for the quarter ended September 30, 2004. Other income increased by Rs.52.1 million primarily due to an increase in net interest income by Rs.77.9 million. The increase in interest income was primarily due to a higher deposit base and an increase in average interest rate by 119 basis points. The increase in interest income was partially offset by a decrease in income from mutual funds by Rs.9.2 million and a decrease in income on account of a provision made towards loss resulting from the disposal of certain property, plant and equipment.
Equity in loss of affiliates
     Equity in loss of affiliates was at Rs.15.8 million for the quarter ended September 30, 2005 compared to Rs.15.5 million for the quarter ended September 30, 2004. The marginal increase in loss pick up was on account of higher losses at Kunshan Rotam Reddy Pharmaceuticals Co. Limited, which was accounted under the equity investee method.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.848.7 million in the quarter ended September 30, 2005, as compared to Rs.596.8 million in the quarter ended September 30, 2004.
Income tax benefit/expense
     We recorded an income tax benefit of Rs.39.5 million for the quarter ended September 30, 2005, as compared to expense of Rs.84.5 million for the quarter ended September 30, 2004. The income tax benefit is on account of higher losses at our subsidiaries and also due to reduced current tax expense during the quarter ended September 30, 2005.
Minority interest
     Minority interest was at Rs.1.4 million in the quarter ended September 30, 2005, as compared to Rs.4.8 million in the quarter ended September 30, 2004. Minority interest represents the share of losses of our minority interest in Dr. Reddy’s South Africa.
Net income
     As a result of the above, our net income increased to Rs.889.6 million in the quarter ended September 30, 2005, as compared to Rs.517.0 million in the quarter ended September 30, 2004.

Critical Accounting Policies
     Critical accounting policies are those most important to the portrayal of our financial condition and results and that require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements. Our significant accounting policies and application of these are discussed in detail in Note 2 to the Consolidated Financial Statements as at and for the year ended March 31, 2005, included in our annual report in Form 20-F.
     Accounting Estimates
     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecast and the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for sales returns;

•	allowances for doubtful accounts receivable; and

•	inventory write-downs.
     We depreciate property, plant and equipment over their useful lives using the straight-line method. Estimates of useful life are subject to changes in economic environment and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease term as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights could result in shortened useful lives or impairment.
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plans, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
     Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on our historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to our large volume of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.
     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
     Revenue Recognition
          Product sales: Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to the customer, generally, the stockists or the formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
          Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of products.
          Revenue from product sales includes excise duties and is shown net of sales tax and applicable discounts and allowances.
          Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
          Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
          We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
          We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations. Allowances for sales returns are estimated and provided for in the year of sales. Such allowances are made based on historical trends. We have the ability to make a reasonable estimate of the amount of future returns due to large volumes of homogeneous transactions and historical experience with similar types of sales of products. In respect of new products for which sales have commenced or are expected to commence, the sales returns are not expected to be different from the existing products as such products relate to the therapeutic categories where established products exist and are sold in the market. Further, we evaluate the sales returns of all the products at the end of each reporting period and necessary adjustments, if any, are made. However, no significant revisions have been determined to be necessary to date.
          License fees: Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
     Stock Based Compensation
          We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions :

	Three months ended September 30,
	2004	2005
Dividend yield	0.7%	0.7%
Expected life	42-78 months	12-78 months
Risk free interest rates	4.5 - 6.8%	4.5 - 7.1%
Volatility	44.5 - 50.7%	23.4 - 50.7%
     Prior to April 1, 2003, we accounted for our plans under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost was reflected in previously reported results, as all options granted under those plans had an exercise price equal to the market value of the underlying equity shares on the date of grant. During the first quarter of fiscal 2004, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock- Based Compensation, for stock-based employee compensation. We have selected the retroactive method of adoption described in SFAS No. 148 Accounting for Stock Based Compensation – Transition and Disclosure for all options granted after January 1, 1995.

     Deferred Taxes
     Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits the future realization of which is uncertain.
     Functional Currency
     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary.
     In respect of our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
     In respect of other subsidiaries, the functional currency is determined as the local currency, being the currency of the primary economic environment in which they operate.
     Income Taxes
     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
          We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We also assess our deferred tax assets on an ongoing basis by assessing our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
     Litigation
     We are involved in various lawsuits, claims, investigations and proceedings, including ANDA filings and other patent and commercial matters, which arise in the ordinary course of our business. However, we evaluate specific risks related to the foregoing based on current conditions and, at the balance sheet date, there are no such matters pending that we expect to be material in relation to our business.

Liquidity and Capital Resources
     We have primarily financed our operations through cash flows generated from operations and, to a lesser extent, through short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     Our principal sources of short-term liquidity are our existing cash and internally generated funds, which we believe are sufficient to meet our working capital requirements and anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve significant cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
     The following table summarizes our statements of cash flows for the periods presented:

	Six Months Ended September 30,
	2004		2005		2005
	(Rs. in thousands, U.S.$ in thousands)
Net cash provided by /(used in):
Operating activities	Rs.	427,747	Rs.	661,668	U.S.$15,058
Investing activities		125,204		(205,745)	(4,682)
Financing activities		480,232		830,091	18,891
Effect of exchange rate Changes on cash		125,481		(11,632)	(265)

Net increase / (decrease) in cash and cash equivalents	Rs.	1,158,664	Rs.	1,274,378	U.S.$29,003

Cash Flow From Operating Activities
     Net cash provided by operating activities was Rs.661,668 and Rs.427,747 for the six months ended September 30, 2005 and September 30, 2004, respectively. Net cash provided by operating activities consisted primarily of net income and changes in working capital.
     During the six months ended September 30, 2005, our cash inflow increased due to higher net income at Rs.1,236,904 as compared to Rs.690,449 for the six months ended September 30, 2004. Our net working capital increased by Rs.1,586,003 as compared to March 31, 2005 due to increases in our accounts receivables and inventories. During the six months ended September 30, 2005, our accounts receivable increased by Rs.777,173 due to higher revenues and lower collections from customers. During the six months ended September 30, 2005, our inventories increased by Rs.553,826 due to higher purchases and production.
     Our trade payables increased by Rs.509,033 primarily due to higher purchase and production.

Cash Flow From Investment Activities
          Net cash used by investment activities was Rs.205,745 for the six months ended September 30, 2005, primarily due to expenditures in property, plant and equipment net of proceeds from sale amounting to Rs.668,235 and expenditure on intangible assets amounting to Rs.100,737 which has partly been offset by net sale of investment securities amounting to Rs.563,227.
Cash Flows From Financing Activities
          Net cash provided by financing activities for the six months ended September 30, 2005 was Rs.830,091 primarily due to short-term foreign currency borrowings from banks. This was partially offset by repayment of long term debt and dividend payments during the period.
          The following table provides a list of our principal debts outstanding as of September 30, 2005:

	Principal Amount			Interest Rate
Debt	(in thousands)
Working capital loans	Rs.	4,108,575	U.S.$93,504	LIBOR + (50-65)
				bps for FC
				denominated loans
				and 10.25% for
				INR borrowings.
Long term loan		29,585	640	2%*

Total	Rs.	3,947,451	U.S.$94,144

Trend information
          Fiscal year 2006 will be another challenging year for us as we continue to implement our long-term strategy of being a discovery-led global pharmaceutical company.
          Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) Annual Report 2004, the Indian retail pharmaceutical market, valued at Rs.205 billion for the twelve-month period ending December 31, 2004, grew by 6.4%. Much of this growth was driven by the contribution from new products launched in the 24 month period ending on December 31, 2004. Downward pressure on prices continues to negatively impact the market, although the magnitude of the resulting decline in prices has gone down to 0.2% for the year ended December 31, 2004 as compared to 0.7% for the year ended December 31, 2003.
     Some of the readily apparent changes in our industry are as follows:
▪	Introduction of the product patent regime with effect from January 1, 2005.

▪	Implementation of the Value Added Tax (VAT) system with effect from April 1, 2005.

▪	Introduction of the Maximum Retail Price (MRP) based excise duty structure for the pharmaceutical industry.

▪	Increased investments of Indian companies in research and development as well as in new product launches.

▪	Improvement in performance of multi-national corporations (“MNCs”) and increasing interest of top global innovators as well as generic companies in India.
          In 2004, although Indian based companies dominated the Indian market with 77% of the market share, the MNCs improved their performance. The implementation of the product patent regime has triggered MNCs to enter or plan to enter the market. The top global MNCs have established a direct or indirect presence in India either through product introduction for sales and marketing, establishment of manufacturing facilities or alliances with existing manufacturing facilities and entry into new segments like clinical research organizations and biotechnology. During fiscal 2005, key global generic players also evidenced greater interest in establishing manufacturing presence in India. The market is also undergoing a change in the way that Indian companies are operating. Indian companies have formed alliances with partners to leverage on their core strengths and consolidate operations. The results of the consolidation efforts are seen in the increased market share realized by the top ten Indian pharmaceutical companies in the last two years. Along with the changes in the competitive structure, the market has also shifted towards lifestyle disorders as the ailment pattern in India has migrated to lifestyle disorders. It is notable that chronic therapies now account for close to 24% of the market and was growing at the end of 2004 at 12% per year. While the growth of our revenues in India for fiscal 2005 was below industry average, in fiscal 2006, the momentum of our new product launches in the last three years including fiscal 2006 as well as the recovery from the loss of sales in March 2005 due to the implementation in India of the value added tax is expected to drive revenue growth.

     On March 22, 2005, the government of India passed the Patents (Amendment) Bill 2005 (the “Amendment”), introducing a product patent regime for food, chemicals and pharmaceuticals in India. The Amendment specifically provides that new medicines (patentability of which is not specifically excluded) for which a patent has been applied for in India on or after January 1, 1995 and for which a patent is granted cannot be manufactured or sold in India by other than the patent holder and its assignees and licensees. This will result in a reduction of new product introductions in India, as well as other countries where similar legislation has been introduced, for all Indian pharmaceutical companies engaged in the development and marketing of generic finished dosages and APIs. Processes for the manufacture of APIs and formulations were patentable in India even prior to the Amendment, so no additional impact is anticipated from patenting of such processes.
     The competitive environment in the emerging markets (outside India) is changing with most countries moving towards recognizing product patents. This has the effect of reducing the window of opportunity for new product launches. In order to compete effectively in such a challenging environment, we are focusing on both our key therapeutic categories on a global basis and niche therapeutic segments. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline. In addition, we will continue to consolidate and expand our presence in Russia and other countries of the former Soviet Union.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on the regulated markets of North America and Europe.
     In North America and Europe, we do not anticipate commencing any significant sales of new products in fiscal 2006. The success of our existing API products in our key markets is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America and Europe. During fiscal 2005, in the United States, our key products of fluoxetine and tizanidine were subjected to additional competition from existing market participants which impacted the sales of these two products. In fiscal 2006, while we do not anticipate commencing any significant sales of new products, the success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. Further, we expect that we will continue to expand our product pipeline for North America as well as Europe. As of March 31, 2005, we had 45 ANDAs pending approval with the U.S. FDA. This includes 29 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     Critical Care and Biotechnology. We expect that we will continue to market our existing products and develop additional products. The success of our existing products is contingent upon the extent of competition in this segment.
     Drug Discovery. During fiscal 2005, we commenced the second international clinical development for our internally discovered NCE known as RUS 3108, our drug candidate for the treatment of atherosclerosis. As of March 31, 2005, we had concluded Phase I clinical trials on DRF 10945, our drug candidate for the treatment of dyslipidemia, while the Phase I clinical trials on RUS 3108, our drug candidate for the treatment of atheroslerosis were in progress in Ireland. As we make progress in advancing our pipeline into development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.

          Research and Development Alliances. During fiscal 2005, we entered into a U.S.$56 million partnership with I-VEN Pharma Capital Limited (“I-VEN”) for commercialization of certain of our U.S. ANDAs. I-VEN will contribute to the funding of the development, registration and legal costs related to the commercialization of most of the U.S. ANDAs filed or to be filed in 2004-2005 and 2005-2006 on a pre-determined basis. Upon the commercialization of these products, we will pay I-VEN a royalty on net sales for a period of five years. I-VEN has already invested U.S.$22.5 million as of March 31, 2005, and has the option to invest an additional U.S.$33.5 million, in which event I-VEN will be entitled to additional royalties. We have recognized U.S.$2.2 million from the initial investment of U.S. $22.5 million as a reduction in our research and development expenses for fiscal 2005. We have recognized U.S.$3.5 million from the initial investment of U.S.$22.5 million as a reduction in our research and development expenses for the quarter ended September 30, 2005. A significant portion of the balance of such initial investment is available to reduce the research and development expenses based on the ANDA filing program and litigation milestones for fiscal 2006. Going forward, we will attempt to structure similar mutually beneficial arrangements for reducing our development risks in our Drug Discovery and Specialty businesses.
Recent Developments
          On September 28, 2005 we announced the formation of India’s first integrated drug development Company, Perlecan Pharma Private Limited (“Perlecan Pharma”) with a total equity contribution of U.S.$ 52.5 million by us together with Citigroup Venture Capital International Growth Partnership Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company (“ICICI Venture”). Perlecan Pharma will be engaged in the clinical development and out-licensing of NCE assets. As part of this arrangement, the Company has transferred all right and title, including the development and commercialization rights, of 4 NCE assets to Perlecan Pharma. Citigroup Venture and ICICI Venture will contribute U.S.$ 22.5 million each and we will contribute U.S.$ 7.5 million towards Perlecan Pharma’s initial equity capital. As a result, we will initially own approximately 14.29% of the equity shares of Perlecan Pharma. In addition, Perlecan Pharma will also issue to us warrants to purchase 95,000,000 equity shares of Perlecan Pharma, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then we will own approximately 76.9% of the equity shares of Perlecan Pharma.
     On September 29, 2005, we entered into a co-development and commercialization agreement with Denmark based Rheoscience A/S for the joint development and commercialization of Balaglitazone (DRF 2593), a partial PPAR-gamma agonist, for the treatment of type 2 diabetes. Balaglitazone is a partial Peroxisome Proliferator Activated Receptor (PPAR) gamma agonist and is currently undergoing carcinogenic studies. This is our first co-development agreement for the joint development and commercialization of Balaglitazone (DRF 2593). This agreement provides us with an opportunity to commercialize NCEs in key markets, thereby advancing our transformation into an innovation driven business.
     On October 29, 2005, we entered into an agreement to sell one of our formulations manufacturing facilities located in Goa, India to a subsidiary of a U.S. based pharmaceutical company. The sale is subject to the fulfillment of certain closing conditions. The financial effect of this transaction will be accounted for in the quarter ending December 31, 2005
     In November, 2005, we signed a definitive agreement with Roche Group to acquire their active pharmaceutical ingredient manufacturing site in Cuernavaca, Mexico along with its associated businesses, infrastructure and employees. The acquired business involves the manufacture and sale of active pharmaceutical ingredients, including intermediates, to Roche Group and other innovator companies. The product portfolio currently comprises approximately 18 products including mature active pharmaceutical ingredients, a range of intermediates and steroids. If consummated, the total investment outlay will be approximately U.S.$ 59 million. This acquisition would enable our custom pharmaceutical services business to achieve its goal of becoming a strategic partner of choice for outsourcing needs of large innovator companies worldwide. The acquisition is expected to be completed by the end of December 2005. The full year financial impact of the acquisition will be realized from the year 2006-07 onwards.

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: January 6, 2006	By:	/s/ V. S. Vasudevan
Name: V. S. Vasudevan
Title: Chief Financial Officer